UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November, 2022.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On November 18, 2022, Lilium N.V. (the “Company”) entered into definitive agreements with certain qualified investors for the purchase and sale, in a registered direct offering (the “Registered Direct Offering”) of the Company’s class A ordinary shares, nominal value €0.12 per share (“Class A Shares” and, those Class A Shares offered in the Registered Direct Offering, the “RDO Shares”) and warrants to purchase Class A Shares (the “RDO Warrants” and, together with the RDO Shares, the “RDO Securities”) pursuant to securities purchase agreements entered into by and among the Company and the purchasers named therein (the “Registered SPAs”), with Citigroup Capital Markets Inc., B. Riley Securities, Inc. and Piper Sandler & Co. acting as placement agents (the “Placement Agents”) pursuant to a placement agency agreement (the “Placement Agency Agreement”). In addition, the Company agreed to issue to qualified investors, in a concurrent private placement (the “PIPE” and, together with the Registered Direct Offering, the “capital raise”) of the Company’s Class A Shares (the “PIPE Shares”), and warrants to purchase Class A Shares (the “PIPE Warrants” and, together with the PIPE Shares, the “PIPE Securities” and, together with the RDO Securities, the “Offered Securities”) pursuant to securities purchase agreements entered into by and among the Company and the purchasers named therein (the “PIPE SPAs”) on November 17, 2022 and November 18, 2022. Citigroup Capital Markets Inc., B. Riley Securities, Inc. and Piper Sandler & Co. are also acting as placement agents in the PIPE. Continental Stock Transfer & Trust Company is acting as warrant agent for the RDO Warrants and the PIPE Warrants pursuant to a Warrant Agency Agreement (the “Warrant Agency Agreement”). Immediately following the closing of the capital raise, the Company will have 368,539,630 Class A Shares outstanding, or 414,302,091 Class A Shares outstanding assuming the exercise of all warrants issued in the capital raise (see “—PIPE” and “—Registered Direct Offering” below). A copy of the Company’s press release announcing the foregoing is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Shareholders of the Company representing approximately 72% of the voting power as of November 18, 2022, including LGT, Lightrock and their respective affiliated entities (“LGT/Lightrock”), Tencent Mobility (Luxembourg) S.à r.l (“Tencent”), our directors Barry Engle, Dr. Thomas Enders, David Wallerstein, Daniel Wiegand, our chief financial officer, Geoffrey Richardson, and our other founders, Dr. Patrick Nathen, Matthias Meiner and Sebastian Born, have entered into letter agreements, irrevocably and unconditionally agreeing to vote in favor of the designation of our board of directors to issue Class A Shares to be considered at a general meeting of the Company to be convened. A form of the letter agreement is attached hereto as Exhibit 4.3.

The following descriptions of the PIPE Warrants, the RDO Warrants, the Warrant Agency Agreement, the PIPE SPAs, the Registered SPAs and the Placement Agency Agreement do not purport to be complete and are qualified in their entirety by the copies or forms of which are attached hereto as Exhibits 4.1, 4.2, 10.1, 10.2, 10.3 and 10.4, respectively.

The legal opinions of Freshfields Bruckhaus Deringer LLP regarding the legality of the issuance and sale of the RDO Shares, the Class A Shares underlying the RDO Warrants and the enforceability of the RDO Warrants are attached hereto as Exhibits 5.1 and 5.2.

PIPE

The Company entered into PIPE SPAs with a number of investors, including LGT/Lightrock and Tencent, who are existing shareholders of the Company, Barry Engle, David Wallerstein (who is affiliated with Tencent) and Niklas Zennström, three of our non-executive directors, and Klaus Roewe, our chief executive officer and executive director, for the purchase and sale of 69,024,938 Class A Shares and PIPE Warrants to purchase up to 34,512,464 Class A Shares. Investors in the PIPE also include a number of the Company’s suppliers, vendors and other business partners. The combined offering price for each Class A Share and accompanying one-half of a PIPE Warrant was $1.30.

The Company expects the closing of the PIPE to occur on or about November 22, 2022, or shortly thereafter, in each case subject to satisfaction of customary closing conditions. The closing of the PIPE is conditioned on the Company raising at least $115.0 million in gross proceeds, in the aggregate, in the PIPE and the Registered Direct Offering. See “—Proceeds from the Registered Direct Offering and PIPE” below.

The PIPE SPAs contain customary registration rights in respect of the PIPE Securities, which provide that, among other things, within five business days of the closing of the PIPE, the Company is required to file a registration statement to register for resale the PIPE Shares and the Class A Shares issuable upon exercise of the PIPE Warrants. The Company has also agreed to use commercially reasonable efforts to have such registration statement declared effective under the Securities Act as soon as practicable after the filing thereof, but no later than the earlier of (i) the 30th calendar day (or 60th calendar day if the SEC notifies the Company that it will review the registration statement) following the closing date of the PIPE and (ii) the 10th business day after the date the Company is notified by the SEC that the registration statement will not be reviewed or will not be subject to further review.

Registered Direct Offering

On November 18, 2022, the Company entered into the Registered SPAs for the purchase and sale of 22,499,997 Class A Shares and warrants to purchase up to 11,249,997 Class A Shares for aggregate gross proceeds of approximately $29.2 million. The combined public offering price for each Class A Share and accompanying one-half of an RDO Warrant was $1.30. The warrants offered in each of the PIPE and the Registered Direct Offering are substantially identical, except that the warrants offered in the PIPE have registration rights. See “—Warrants” below for more information.

Citigroup Capital Markets Inc., B. Riley Securities, Inc. and Piper Sandler & Co. are acting as placement agents with respect to the Registered Direct Offering pursuant to the Placement Agency Agreement. Upon closing of the Registered Direct Offering, the Company will pay the Placement Agents a cash transaction fee equal to 6.0% of the gross proceeds of the Registered Direct Offering. We have also agreed to reimburse the placement agents, acting in their capacity as such, for certain expenses incurred in connection with the offering in an amount up to $750,000.

The Company expects the closing of the Registered Direct Offering to occur on or about November 22, 2022. The closing of the Registered Direct Offering is not conditioned on the closing of the PIPE, but the closing of the PIPE is conditioned on the Company raising at least $115.0 million in gross proceeds, in the aggregate, in the Registered Direct Offering and the PIPE.

The sale of the RDO Securities is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-267719) previously filed with the SEC on October 3, 2022, and declared effective on October 12, 2022, and the prospectus contained therein.

ELOC Termination

On June 3, 2022, the Company entered into a share purchase agreement with Tumim Stone Capital LLC (“Tumim”) pursuant to which the Company could require Tumim to purchase up to $75 million of its Class A Shares (the “ELOC”). On June 8, 2022, the Company issued 262,697 Class A Shares to Tumim as consideration for Tumim’s irrevocable commitment to purchase Class A Shares under the ELOC (the “Commitment Shares”). As of November 14, 2022, the Company had received gross proceeds of approximately $12.6 million from the Company’s sales of 5,356,000 Class A Shares (exclusive of the issuance the Commitment Shares) to Tumim at an average purchase price of $2.36 per Class A Share under the ELOC. On November 16, 2022, the Company gave notice of the termination of the ELOC, effective as of November 17, 2022.

Summary Terms of the Warrants

The terms of the PIPE Warrants and the RDO Warrants are substantially the same, except that the PIPE Warrants are subject to registration rights set forth in the PIPE SPAs. For purposes of this “Summary Terms of the Warrants” section, the term “Warrant” refers collectively to the PIPE Warrants and the RDO Warrants.

Each whole Warrant is immediately exercisable into one Class A Share at an initial exercise price of $1.30 per Class A Share (subject to adjustment as described in the forms of the PIPE Warrants and the RDO Warrants attached hereto as Exhibits 4.1 and 4.2, respectively), and will expire four years from the date of issuance.

In the event the Company engages in certain dilutive or concentrative transactions, such as share dividends, share splits and consolidations or reclassifications, the exercise price and the number of Class A Shares underlying the then-outstanding Warrants will be proportionately increased or decreased. In the event the Company engages in certain transactions that result in the Company issuing equity at an effective price per share that is less than the exercise price of the Warrants then in effect, then simultaneously with the consummation of each such transaction the exercise price will be correspondingly reduced, subject to exceptions specified in the Warrants.

If any time after November 22, 2024, but before the expiration date of the Warrants, the last reported sale price per share of the Class A Shares, as reported by Nasdaq, equals or exceeds $2.60 per share for at least 20 trading days (whether or not consecutive) during a 30 consecutive trading days period, then the Company, on at least 20 trading days’ prior written notice to holders of the Warrants, may redeem the Warrants by paying the holders $0.01 per Class A Share issuable pursuant to exercise thereof subject to adjustment described below and subject to prior exercise by the holder. The Warrant will remain exercisable by the holder (in whole or in part, in its entirety or in such increments, at any time and from time to time, as in each case the holder may in its sole discretion elect) for the duration of the 20 trading days’ prior written notice period.

In the event of a “Fundamental Transaction” (as defined in the forms of the PIPE Warrants and the RDO Warrants attached hereto as Exhibits 4.1 and 4.2, respectively), upon any subsequent exercise of the Warrant, the holder shall have the right to receive, for each Class A Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Class A Shares for which the Warrant is exercisable immediately prior to such Fundamental Transaction. In the event of a Fundamental Transaction in which at least 10% of the consideration received by the holders of Class A Shares does not consist of common stock in the successor entity (which entity may be the Company following such Fundamental Transaction) listed on a trading market, or is to be so listed for trading immediately following such event, the Company or any successor entity shall, at the Warrant holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase such Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in the forms of the Warrants attached hereto) of the remaining unexercised portion of such Warrants on the date of the consummation of such Fundamental Transaction (subject to certain conditions).

The Warrants do not entitle the holders thereof to any voting rights or any of the other rights or privileges to which holders of Class A Shares are entitled, until they exercise their Warrants. There is no trading market available for the Warrants on any securities exchange or nationally recognized trading system and the Warrants are not listed on Nasdaq or any securities exchange or nationally recognized trading system. We do not intend to list the Warrants on Nasdaq or any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the Warrants will be limited.

Proceeds from the Registered Direct Offering and PIPE

After giving effect to the Registered Direct Offering and the PIPE, we expect that the Company will have approximately $273 million of cash available (calculated based on a one euro to 0.97 U.S. dollar exchange rate as of November 11, 2022). This reflects approximately €160 million of cash, cash equivalents and other financial assets as of September 30, 2022, approximately $29.2 million of gross proceeds expected to be raised in the Registered Direct Offering, and approximately $89.7 million of gross proceeds expected to be raised in the PIPE (which includes approximately $20.2 million of PIPE Securities offered to certain suppliers, of which $19.2 million will be received in cash and used to settle certain payables of Lilium) after deduction of estimated fees and expenses of the Registered Direct Offering and the PIPE.

Incorporation by Reference

The contents of this Report on Form 6-K, including all of the Exhibits hereto, are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No. 1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592) and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by words such as “proposed,” “contemplates,” “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events. These forward-looking statements are based on assumptions and are subject to risks and uncertainties and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include those discussed in Lilium’s filings with the SEC, including its Annual Report on Form 20-F, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings Lilium has made or makes in the future with the SEC. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 22, 2022	Lilium N.V.

	By:	/s/ Klaus Roewe
Name: Klaus Roewe
Title: Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Form of PIPE Warrant
4.2	Form of RDO Warrant
4.3	Form Shareholder Support Letter Agreement
5.1	Legal Opinion of Freshfields Bruckhaus Deringer LLP on the validity of the Class A Shares offered in the Registered Direct Offering
5.2	Legal Opinion of Freshfields Bruckhaus Deringer US LLP on the enforceability of the warrants offered in the Registered Direct Offering
10.1	Form of Warrant Agency Agreement
10.2	Form of PIPE Securities Purchase Agreement
10.3	Form of Registered Direct Offering Securities Purchase Agreement
10.4	Placement Agency Agreement regarding the Registered Direct Offering
10.5	Form of Director and Officer Lock-up Agreement
23.1	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1)
23.2	Consent of Freshfields Bruckhaus Deringer US LLP (included in Exhibit 5.2)
99.1	Press release dated November 18, 2022 – Lilium Announces Pricing of $119M Capital Raise with Investment From Largest Shareholders, Key Strategic Partners CEO and Board Members to Fund Continued Development of New Electric Aircraft